SECURITIES AND EXCHANGE COMMISSION

Release No. IC-32526; File No. 812-14624

Jeffrey LLC; Notice of Application

March 7, 2017

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from all provisions of the Act and all rules and regulations thereunder.

Summary of Application: Applicant requests an order for an exemption from all provisions of the Act and all rules and regulations thereunder, as Applicant is a private investment company wholly owned and controlled by a single family.

Applicant: Jeffrey LLC ("Applicant").

Filing Dates: The application was filed on March 11, 2016 and amended on September 2, 2016, December 14, 2016, and February 9, 2017.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicant with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 3, 2017, and should be accompanied by proof of service on applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090. Applicant: Jeffrey LLC, 100 East Broad Street, Suite 1700, Columbus, OH 43215.

For Further Information Contact: James D. McGinnis, Senior Counsel, at (202) 551-3025, or Holly Hunter-Ceci, Acting Assistant Chief Counsel, at (202) 551-6825 (Chief Counsel's Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicant's Representations:

1.   Applicant is a Delaware limited liability company. Applicant's managing member is The Jeffrey Company, an Ohio corporation ("TJC"). All of the outstanding shares of capital stock of TJC are owned by trusts for descendants of Joseph A. Jeffrey (1836-1928) ("J.A. Jeffrey"). Approximately 50% of the units of membership interest in Applicant ("units") are owned by TJC as the managing member, with the remaining units being owned by trusts for descendants of J.A. Jeffrey. 100% of Applicant's units are owned directly or indirectly by trusts for descendants of J.A. Jeffrey.

2.   J.A. Jeffrey created the Joseph A. Jeffrey Trust (the "Trust") on May 6, 1914, for the benefit of his descendants, and transferred virtually all of the TJC shares to the Trust. TJC was founded to manufacture the world's first coal-mining machines. TJC sold its operating assets to Dresser Industries in 1974 and became a pure investment enterprise. TJC thereafter relied on an exception from the definition of investment company pursuant to Section 3(c)(1) of the

Investment Company Act of 1940, as amended (the "Act"). In 2002, the Trust was divided into separate trusts, one for each current income beneficiary (each an "Individual Trust"), but still operating pursuant to the terms of the instrument establishing the Trust. In 2009, in connection with the formation of Applicant, TJC contributed marketable securities to Applicant in exchange for 100% of the units in Applicant, and immediately distributed the non-managing member units to TJC's shareholders. In 2010 and then again in 2011, TJC distributed marketable securities to its shareholders, who in turn contributed those securities to Applicant in exchange for additional units in Applicant.

3.   TJC contributed to Applicant, as of December 31, 2016, 100% of TJC's marketable securities and other assets (excluding its managing member units in Applicant and any assets associated with TJC's deferred compensation plans) in exchange for additional managing member units in Applicant.[1] Applicant states that the number of additional units in Applicant issued to TJC as of December 31, 2016 was based on relative fair market value at that time. As a result of the contribution, Applicant holds essentially all of the family enterprise's investment assets.

4.   On January 17, 2017, the Trust terminated pursuant to its terms, and the assets of each Individual Trust (substantially all of which consist of units in Applicant and shares of TJC) became distributable to the then-current income beneficiary of such Individual Trust, after all outstanding expenses and claims are satisfied. Upon the distribution of such assets, Applicant will be owned 100% by descendants of J.A. Jeffrey, either directly or through TJC.

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[1] As a result of such contribution, virtually all of TJC's assets consist of the managing member units in Applicant, which Applicant has determined are not securities. Applicant has stated that, as such, TJC itself can no longer rely on Section 3(c)(1) of the Act and does require the relief requested by the application.

5.   Applicant represents that, to date, Applicant has met the requirements of Section 3(c)(1) of the Act. Applicant has 62 non-managing members, each of which is an Individual Trust, plus TJC as its sole managing member. Forty-eight of the 62 Individual Trusts are beneficial owners within the meaning of the Act, having made investments into Applicant in exchange for units in 2010 and 2011. The remaining fourteen Individual Trusts received their non-managing member units in Applicant involuntarily, after the 2011 investments were made and pursuant to the operation of the Trust, in accordance with Rule 3c-6 under the Act. These fourteen Individual Trusts collectively stepped into the shoes of five former Individual Trusts that had made investments into Applicant in 2010 and 2011. Thus, the 62 Individual Trusts today represent 53 beneficial owners.[2]

6.   Applicant will limit its security holders to "family clients," as defined under Rule 202(a)(11)(G)-1 (the "Family Office Rule") under the Investment Advisers Act of 1940 (the "Advisers Act"), with J.A. Jeffrey being the "common ancestor" for this purpose ("Family Clients"). Applicant further does not intend to offer to key employees or their entities the opportunity to invest in Applicant unless a key employee is also a "family member," as defined under the Family Office Rule (a "Family Member"). Thus, Applicant's owners will consist of a subset of Family Clients.

7.   Applicant would like to offer to such subset of Family Clients the opportunity to invest in Applicant (subject to securities law compliance, including complying with applicable federal and state exemptions from registration of its securities). Applicant states that the 100 beneficial owner limitation of Section 3(c)(1) of the Act potentially would cause family friction

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[2] Applicant states that TJC, as the sole managing member of the Applicant, is not treated as a beneficial owner by Applicant pursuant to guidance from the staff of the Division of Investment Management at the Commission.

by denying to many Family Members the opportunity to invest in Applicant. Applicant states

that, as of the date of the Application, there are approximately 350 Family Members.

8.   Units in Applicant have not been and will not be offered or sold to the public.

Under Applicant's limited liability company agreement, sales or other transfers of units for value

to any purchaser, other than to Applicant itself, are prohibited. Transfers for value to existing

members or other Family Clients are prohibited.[3] Applicant states that, as a result, a market will

never develop for units in Applicant. Applicant states that the only exit strategies available to a

Family Client will be to surrender units for redemption by Applicant at fair market value[4] or to

gift or contribute units to other Family Clients.

9.   TJC is the sole managing member of Applicant. TJC is managed by a board of

directors (the "Board"). At all times, a majority of Board directors will be Family Members;

provided, however, that if by reason of the death, disqualification or bona fide resignation of any

director or directors, a majority of the directors are not Family Members, the vacancy or

vacancies will be filled in order to reestablish such majority within 90 days (consistent with Act

Rule 10e-1(a)). The directors are paid on the basis of fixed fees and expenses, and do not receive

any form of commission or performance-based compensation. None of the directors is affiliated

with Applicant's investment advisers. All directors are elected annually, thereby providing an

opportunity to evaluate the continued contribution of each director on an annual basis.

10.   Applicant has no employees of its own. Applicant has a management agreement

with Katahdin Asset Management LLC (the "Family Management Co."). The Family

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[3] Applicant allows a very limited exception for estate planning transfers for value, such as installment sales to a grantor trust. Any such transfers will be made only to Family Clients. Additionally, investors are permitted to pledge units as collateral for a loan, but only if the pledge documents require, in lieu of foreclosure or other enforcement action in the event of a default, that the pledged units be redeemed by Applicant prior to any transfer of economic or voting rights. In the event that units are pledged, the party to which such units are pledged shall not receive direct economic benefit from the units nor can such party directly or indirectly vote the units.

[4] Investors are permitted to redeem their units in Applicant at the end of each calendar quarter.

Management Co. conducts the day-to-day operations of Applicant with the Family Management Co.'s own employees, subject to the direction of the Board. The Family Management Co. is wholly owned and controlled by the same individual who is TJC's chief executive officer, who also is a Family Member. Applicant states that, because the Family Management Co.'s owner is both a Family Member and a current income beneficiary of an Individual Trust, the Family Management Co.'s interests are aligned with those of fellow owners of Applicant. Applicant states that Applicant, TJC and the Family Management Co. together function like a cooperative association for the benefit of the owners.

11.   In addition to the Family Management Co., Applicant relies on Commission-registered investment advisers in managing its investments, subject to the oversight of the Board. Applicant states that currently, substantially all of Applicant's assets are managed by six unrelated investment advisers, all of which are registered with the Commission. Applicant states that all investment management fees paid by Applicant to these investment advisers are based on either a fixed or graduated fee calculated as a percentage of assets under management. Applicant further states that Applicant does not pay any performance-based fees.

12.   Applicant states that Applicant has provided detailed quarterly and annual reports to investors, and held Board meetings with family guests and frequent meetings with the current income beneficiaries of the Individual Trusts. The financial statements of Applicant are audited by a nationally recognized accounting firm annually.

Applicant's Legal Analysis:

1.   Applicant is seeking an order pursuant to Section 6(c) of the Act for an exemption from all of the provisions of the Act and all rules and regulations thereunder, except as otherwise specified in the application. Applicant submits that Section 3(c)(1) of the Act evidences the

intention of Congress to exclude "private" investment companies from the scope of the Act.

Under Section 6(c) of the Act, the Commission may exempt any person, security, or transaction

from any provision of the Act, if and to the extent that such exemption is necessary or

appropriate in the public interest and consistent with the protection of investors and the purposes

fairly intended by the policy and provisions of the Act. Applicant submits that the requested

exemption from all provisions of the Act and all rules and regulations thereunder (except as

otherwise specified in the application) meets these standards, as Applicant is a private investment

company wholly owned and controlled by a single family.

2.   Applicant states that similarly situated companies typically may rely on Section

3(c)(1) of the Act for an exclusion from registration under the Act. Section 3(c)(1) excepts from

the definition of "investment company" any issuer whose outstanding securities are beneficially

owned by not more than 100 persons and which is not making and does not presently propose to

make a public offering of its securities. Applicant submits that the descendants of J.A. Jeffrey

are numerous and Applicant does not wish to exclude any Family Member from investing in

Applicant.

3.   Applicant submits that the exemption requested is necessary and appropriate in

the public interest and consistent with the protection of investors and the purposes fairly intended

by the policy and provisions of the Act. Applicant further submits that the exemption requested

is consistent with relief granted by the Commission to other private investment companies that

have more than 100 beneficial owners and that are substantially owned and controlled by a single

family.

4.   Applicant submits that one of the key purposes of the Act is to ensure that every

investment company properly identifies and mitigates conflicts of interest and legal, compliance, financial, and operational risks. Applicant submits that the Board's structure and practice,

including its review of compliance with legal and regulatory requirements, evaluation of

operational risk management processes, establishment of a Code of Ethics (addressing, among

other things, conflicts of interest) and provision of periodic reports to investors, are designed to

protect Applicant's investors. Applicant submits that Applicant's "co-op" style, where no money

is taken off the top for management (i.e., management does not receive a carried interest or other

share of profits), no performance fees are paid, and management's incentives otherwise are

aligned with clients, provides further protection. Applicant represents that its efforts to mitigate

conflicts of interest are at least as robust as those the Commission historically has required in

similar exemptive relief.

Applicant's Conditions:

Applicant agrees that the order of the Commission granting the requested relief shall be subject

to the following conditions, which conditions shall continue for so long as Applicant seeks to

rely on such relief:

     1.   Interests in Applicant have not been and will not be offered or sold to the public.

Applicant will neither admit as a new investor, nor permit the assignment or transfer of any

interest in Applicant to, any individual or entity that is not a Family Client.

     2.   Applicant at all times will be controlled by Family Members and/or "family

entities" (as defined under the Family Office Rule) that are Family Clients.

     3.   Applicant will not have as an investment adviser any investment adviser other

than (i) a Commission-registered investment adviser, (ii) a "family office" as defined in the

Family Office Rule or (iii) an entity that has obtained an order from the Commission declaring it to be a person not within the intent of the Advisers Act to the extent that it cannot satisfy all of the conditions to be a "family office", as defined in the Family Office Rule.

4.   A majority of the Board will consist of Family Members; provided, however, that if by reason of the death, disqualification or bona fide resignation of any director or directors, a majority of the directors are not Family Members, the vacancy or vacancies will be filled in order to reestablish such majority within 90 days (consistent with Act Rule 10e-1(a) under the Act).

5.   Applicant will continue to hold annual meetings of its investors for the purpose of electing Board members and transacting such other business as may properly come before such meetings.

6.   The Board will meet no less frequently than quarterly to review Applicant's investment portfolio to review compliance with all applicable investment restrictions and policies.

7.   Applicant will not knowingly make available to any broker or dealer registered under the Securities Exchange Act of 1934, as amended, any financial information concerning Applicant for the purpose of knowingly enabling such broker or dealer to initiate any regular trading market in any interests in Applicant.

8.   Applicant will provide each investor in Applicant annual financial statements audited by an independent public accountant.

9.   Applicant will comply with the provisions set forth in subparagraphs (A)(i) and (B)(i) of Section 12(d)(1) of the Act as if Applicant were an investment company relying on the exemption set forth in Section 3(c)(1) of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary